Form 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940 OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response...0.5 (Print or Type Responses) 1. Name and Address of Reporting Person* LaSalle Bank National Association 2. Date of Event Requiring Statement (Month/Day/Year) 4/30/2002 4. Issuer Name and Ticker or Trading Symbol Donlar Biosyntrex Corporation DBSY (Last) (First) (Middle) 135 South LaSalle Street (Street) Chicago, Illinois 60603 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 36-0884183 5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director X 10% Owner __ Officer (give title below) __ Other (specify below) ___________________________ 6. If Amendment, Date of Original (Month/Day/Year) (City) (State) (Zip) 7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person __ Form filed by More than One Reporting Person Table I - Non-Derivative Securities Beneficially Owned 1. Title of Security (Instr. 4) 2. Amount of Securities Beneficially Owned (Instr. 4) 3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5) 4. Nature of Indirect Beneficial Ownership (Instr. 5) Common Stock 8,000,000 D Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) 1. Title of Derivative Security (Instr. 4) 2. Date Exer- cisable and Expiration Date (Month/Day/Year) 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) 4. Conver- sion or Exercise Price of Deri- vative Security 5. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 5) 6. Nature of Indirect Beneficial Ownership (Instr. 5) Date Exer- cisable Expira- tion Date Title Amont or Number of Shares Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. Explanation of Responses: LaSalle Bank National Association /s/ Nancy C. Barrett **Signature of Reporting Person May 3, 2002 Date * If the form is filed by more than one reporting person, see Instruction 5(b)(v). ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.